Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 and amended as of November 13, 2003 (the “Merger Agreement”), by and among Docent, Inc. (“Docent”), Click2learn, Inc. (“Click2learn), Hockey Merger Corporation (“Newco”), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco. The following is an open letter to to be posted on Docent’s website regarding the status of the transactions.

To Our Friends,

Our proposed merger with Click2learn is progressing as planned. I continue to speak every day with customers, partners, investors, and analysts, and it is clear that our excitement about the potential for this strategic combination to provide long-term global leadership for our industry is widely shared. Many of you have voiced your endorsement of our vision to create a company that has long-term financial strength and stability, product and solution superiority, and operating leverage to serve you now, and long into the future.

This week we filed a Form S-4 registration statement containing the preliminary joint proxy statement/prospectus with the US Securities and Exchange Commission. This is part of the standard process required for mergers and acquisitions. The filing provides interested parties with business and financial information associated with the merger proposal. The filing can be found on the SEC website (http://www.sec.gov/edgar.shtml) under “Hockey Merger Corporation”, a temporary name assigned to the new entity until an official name is established. Much of the S-4 contents have already been made public through previous filings, press releases, investor calls, FAQ documents, and other forms of communication. However there is some new information disclosed, most notably the management team and board members of our new company. In summary, the new team and board represent a very balanced and experienced leadership combination that I believe will help us achieve our critical mission of continuing to make customers of both Click2learn and Docent successful.

As previously mentioned, I will serve as CEO, and Kevin Oakes will serve as President. Other members of Docent’s current management team who will be part of the new company’s management team include Neil Laird, to serve as Senior Vice President and Chief Financial Officer responsible for finance, HR, and administration, Dave Crussell to serve as Senior Vice President, Professional Services and Operations responsible for professional services, technical support, customer and partner education, information technology, and facilities; Sanjay Dholakia, to serve as Senior Vice President, Marketing and Alliances, responsible for marketing communications, product management, and alliances. Members of Click2learn’s current management team who will be part of the new company’s management team include Srinivasan Chandrasekar, to serve as Senior Vice President, Products, responsible for engineering and product development; Sudheer Koneru, to serve as Senior Vice President, International Operations, responsible for overseas development, sales, and support, and Steven Esau, to serve as Senior Vice President, General Counsel, and Secretary, responsible for all contracts administration and corporate legal matters.

Integration planning is underway involving representatives from both organizations, with the clear goal to establish new industry standards for quality service and support, solution innovation, and operational excellence when the merger transaction is completed. Thank you for your ongoing support in this exciting new chapter in our industry. Please do not hesitate to contact me with your thoughts.

Andy Eckert

President and CEO

Docent, Inc.

SAFE HARBOR STATEMENT/FORWARD-LOOKING STATEMENTS

Information in this presentation may contain forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company’s product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent’s and Click2learn’s with the Securities and Exchange Commission, including the companies’ respective 10-K and 10-Q filings.

Additional Information And Where To Find It

In connection with the merger of Docent, Inc. and Click2learn, Inc., Hockey Merger Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission on November 17, 2003 containing a preliminary joint proxy statement of Docent and Click2learn and preliminary prospectus of Hockey Merger Corporation. Investors and security holders are urged to read this filing, which is available now, and the definitive joint proxy statement/prospectus when is becomes available, because it contains and will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9500. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 462-0501.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary proxy statement/prospectus of Docent and Click2learn and will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9500.